UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2023

001-41641

(Commission File Number)

SHL TELEMEDICINE LTD.

(Translation of registrant’s name into English)

90 Yigal Alon Street

Tel Aviv 67891, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 31, 2023, SHL Telemedicine Ltd. (the "Company") issued a press release announcing that the U.S. Securities Exchange Commission (the “Commission”) declared the registration statement on Form 20-F the Company filed with the Commission effective and that its American Depositary Shares, each representing one ordinary share, are expected to commence trading on the NASDAQ Capital Market on April 3, 2023 under the ticker symbol “SHLT.” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The press release contains forward-looking statements and includes cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements.

Exhibit	Description

99.1	Press Release dated March 31, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHL TELEMEDICINE LTD.

	By:	/s/ Erez Nachtomy
		Name:	Erez Nachtomy
		Title:	Chief Executive Officer

Date: March 31, 2023